[DENDREON CORPORATION LETTERHEAD]
September 11, 2008
VIA EDGAR AND FACSIMILE ((202) 772-9217)

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Attn: Jeffrey P. Riedler, Bryan Pitko and Suzanne Hayes

Re:	Dendreon Corporation
Annual Report on Form 10-K for the Year Ended
December 31, 2007 (File No. 000-30681)

Ladies and Gentlemen:
     Reference is made to the letter dated August 28, 2008 setting forth the comments of the Staff of the Securities and Exchange Commission on the Annual Report on Form 10-K for the Year Ended December 31, 2007 filed by Dendreon Corporation (the “Company”) on March 12, 2008.
     The Company is currently preparing its response to the Staff’s comments and intends to submit a response on or before Wednesday, September 17, 2008.
     Please contact me at (206) 829-1510 or Esmé Smith ((650) 739-3929) or Jacob Tiedt ((312) 269-4357) of Jones Day if you have any further questions regarding this matter. Thank you.
Best regards,
/s/ Gregory T. Schiffman
Gregory T. Schiffman
Senior Vice President, Chief Financial Officer
and Treasurer

cc:	Christopher M. Kelly, Esq.